FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Ltd. announces Q3 results, Dated October 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: October 30, 2006

By:   /S/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: RADWARE LTD. ANNOUNCES Q3 RESULTS,

         Dated October 30, 2006.

Exhibit 10.1

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO

Financial Public Relations

1522 Mill Plain Road

Fairfield, CT  06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961

 E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD. ANNOUNCES Q3 RESULTS

* Quarterly revenues of $20.2 million

* GAAP loss per share $0.06, Non-GAAP EPS $0.03

Tel Aviv, Israel, October 30, 2006 — Radware (NASDAQ: RDWR), the leading provider of intelligent integrated solutions for ensuring the fast, reliable and secure delivery of networked and Web-enabled applications over IP today reported revenues of $20.2 million for the third quarter of 2006, an increase of 6% compared with revenues of $19.0 million for the third quarter of 2005, and $20.1 million revenues for the second quarter of 2006.

Net loss on a GAAP basis for the third quarter of 2006 was $1.1 million or $0.06 per diluted share, compared to net loss of $0.6 million or $0.03 per diluted share in the second quarter of 2006.

For comparative purposes, net income excluding the effects of stock-based compensation expense for the third quarter of 2006 was $0.6 million or $0.03 per diluted share, compared with net income of $0.3 million or $0.02 per diluted share in the second quarter of 2006 and net income of $1.6 million or $0.08 per diluted share in the third quarter of 2005.

In the third quarter of 2006 the Company continued to maintain a positive operational cash flow. During the third quarter the company continued to implement its buy-back program and repurchased additional 488 thousand shares of its stock for approximately $6.2 million, leading to a balance of $163.9 million in cash, cash equivalents and investments.

“Improving sales performance continues to be a top business priority. We are keenly focused on achieving this goal as well as making progress on several fronts to strengthen the company’s business fundamentals to increase our growth rates and improve profitability,” said Roy Zisapel, CEO at Radware. “This quarter we began implementing a restructuring plan to establish the foundation on which to build a strong team and create an infrastructure for scaling the business and leveraging market conditions for driving revenue growth and market share.”

“We are executing on our vision for application delivery and are introducing new innovative capabilities to address evolving application delivery requirements of the new class of emerging SOA-based applications,” Zisapel continued. “More and more companies are moving to deploy business-oriented IT strategies that align IT infrastructure with business processes to improve their business agility. We believe offering solutions for optimizing the new generation of SOA-based applications such as XML web-services has the potential to change the current landscape of the application delivery market and make Radware an even more strategic partner for our large enterprise and carrier customers.”

During the quarter ended September 30, 2006, Radware released the following significant announcements:

–

Osram Shines Bright with Radware Application Delivery Solutions

–

Christopher R. McCleary Elected Chairman of the Board

–

Radware Reactivates Stock Repurchase Program

–

Radware Ltd. Announces Q2 Results

Company management will host a quarterly investor conference call at 8:45 AM EDT on October 30, 2006. The call will focus on financial results for the quarter ended September 30, 2006, and certain other matters related to the Company’s business.

The conference call will be webcast on October 30, 2006 at 8:45 AM EDT in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

Please use the following dial-in numbers to participate in the third quarter 2006 call:
Participants in the U.S. call: 1-866-254-5940 (Toll Free)
Participants outside the U.S. call: 1-612-288-0318

About Radware

Radware (NASDAQ:RDWR) is the global leader in integrated application delivery solutions, assuring the full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs. Over 5,000 enterprises and carriers worldwide use Radware application-smart switches to drive business productivity and improve profitability by adding critical application intelligence to their IP infrastructure, making networks more responsive to specific business processes. Radware's APSolute product family provides the most complete set of application front-end, remote access and security capabilities for application-smart networking to ensure faster, more reliable and secure business transactions. Learn more on how Radware application delivery solutions can enable you to get the most of your investments in IT infrastructure and people. www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2005	September 30, 2006
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	56,263	47,460
Short-term bank deposits	10,195	-
Short-term marketable securities	60,443	73,517
Trade receivables, net	14,661	15,847
Other receivables and prepaid expenses	1,451	1,864
Inventories	5,254	6,859
	148,267	145,547
Long-term investments
Long-term bank deposit	9,458	9,470
Long-term marketable securities	28,134	33,487
Severance pay funds	2,178	2,723
	39,770	45,680

Property and equipment, net	5,968	8,166

Other assets
Intangible assets, net, long-term deferred taxes and other long-term assets	3,888	3,720
Goodwill	6,454	6,454
	10,342	10,174

Total assets	204,347	209,567

Current liabilities
Trade payables	5,329	4,549
Deferred revenues, other payables and accrued expenses	18,933	22,065
	24,262	26,614

Accrued severance pay	2,659	3,597

Total liabilities	26,921	30,211

Shareholders’ equity
Share capital	470	493
Additional paid-in capital	153,010	167,038
Accumulated other comprehensive loss	(404)	(133)
Deferred stock compensation	(67)	-
Treasury stock, at cost	-	(11,069)
Retained earnings	24,417	23,027
Total shareholders’ equity	177,426	179,356
Total liabilities and shareholders' equity	204,347	209,567

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended September 30, 2005	For the Three months ended September 30, 2006	For the Nine months ended September 30, 2005	For the Nine months ended September 30, 2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	19,018	20,213	56,546	60,317
Cost of revenues	3,797	3,925	10,843	11,666
Gross profit	15,221	16,288	45,703	48,651
Operating expenses:
Research and development, net	3,298	4,598	9,655	12,698
Sales and marketing	10,279	12,803	28,892	37,809
General and administrative	1,316	1,627	3,873	4,633
Total operating expenses	14,893	19,028	42,420	55,140
Operating income (loss)	328	(2,740)	3,283	(6,489)
Financial income, net	1,300	1,938	3,817	5,353
Income (loss) before income taxes	1,628	(802)	7,100	(1,136)
Income taxes	(39)	(294)	(110)	(254)
Net income (loss)	1,589	(1,096)	6,990	(1,390)

Basic net earnings (loss) per share	$ 0.08	$ (0.06)	$ 0.37	$ (0.07)
Weighted average number of shares used to compute basic net earnings (loss) per share	18,920,493	19,359,051	18,731,111	19,344,895

Diluted net earnings (loss) per share	$ 0.08	$ (0.06)	$ 0.35	$ (0.07)
Weighted average number of shares used to compute diluted net earnings (loss) per share	19,814,061	19,359,051	20,118,693	19,344,895

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended September 30, 2005	For the Three months ended September 30, 2006	For the Nine months ended September 30, 2005	For the Nine months ended September 30, 2006

GAAP Net income (loss)	1,589	(1,096)	6,990	(1,390)
Stock-based compensation expenses, included in:
Cost of revenues	-	24	-	61
Research and development, net	-	374	-	914
Sales and marketing	-	764	-	2,217
General and administrative	-	258	-	487
Income taxes	-	233	-	-
	-	1,653	-	3,679
Non-GAAP Net income	1,589	557	6,990	2,289

Non-GAAP Diluted net earnings per share	$ 0.08	$ 0.03	$ 0.35	$ 0.11
Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	19,814,061	19,594,886	20,118,693	19,901,291